EXHIBIT 99.61

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
MAY 31, 2010

TASMAN METALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
MAY 31, 2010

(Unaudited - Prepared by Management)

MANAGEMENT=S COMMENTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Tasman Metals Limited for the nine months ended May 31, 2010, have been prepared by and are the responsibility of the Company=s management.  These statements have not been reviewed by the Company=s external auditors.

TASMAN METALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)

	May 31, 2010 $	August 31, 2009 $
A S S E T S
CURRENT ASSETS

Cash and cash equivalents	2,927,271	8,983
Short-term investments (Note 4)	1,800,000	-
Amount receivable	66,765	3,018
Prepaids	40,354	-
	4,834,390	12,001

INVESTMENT (Note 5)	77,781	-

RESOURCE INTERESTS (Note 6)	41,006	40,693

BOND DEPOSIT	3,292	3,292
	4,956,469	55,986
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	81,349	41,023
Advances (Note 8)	-	101,000
	81,349	142,023
S H A R E H O L D E R S = E Q U I T Y
SHARE CAPITAL (Note 9)	5,524,795	10,500

CONTRIBUTED SURPLUS (Note 11)	659,182	18,809

DEFICIT	(1,300,522)	(115,346)

ACCUMULATED OTHER COMPREHENSIVE LOSS	(8,335)	-
	4,875,120	(86,037)
	4,956,469	55,986

NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENT (Note 17)

APPROVED BY THE DIRECTORS
AMark Saxon@	, Director
AMike Hudson@	, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS
(Unaudited - Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31
	2010 $	2009 $	2010 $	2009 $

MINERAL EXPLORATION COSTS (Note 7)	254,316	1,597	505,089	11,246
EXPENSES
Accounting and administration	16,250	-	45,350	-
Audit	-	-	40,184	-
Corporate development	24,381	-	41,955	-
Corporate finance fee	-	-	20,000	-
General exploration	7,845	-	23,428	-
Investor relations	12,000	-	27,000	-
Legal	1,508	-	41,043	-
Management fees	29,250	-	68,250	-
Office	14,835	176	24,063	476
Professional fees	16,506	-	43,381	-
Regulatory fees	2,644	-	18,008	-
Rent	1,200	-	2,800	-
Shareholder costs	3,649	-	5,371	-
Stock-based compensation (Note 10)	66,750	-	326,750	-
Transfer agent	8,276	-	17,145	-
Travel	18,517	-	39,030	-
	223,611	176	783,758	476
LOSS BEFORE OTHER ITEMS	(477,927)	(1,773)	(1,288,847)	(11,722)

OTHER ITEMS
Gain on sale of resource interests (Note 6)	92,016	-	92,016	-
Interest income	4,492	-	4,817	-
Foreign exchange	1,951	330	6,838	(1,643)
	98,459	330	103,671	(1,643)
NET LOSS FOR THE PERIOD	(379,468)	(1,443)	(1,185,176)	(13,365)
OTHER COMPREHENSIVE LOSS	(8,335)	-	(8,335)	-
COMPREHENSIVE LOSS FOR THE PERIOD	(387,803)	(1,443)	(1,193,511)	(13,365)
LOSS PER COMMON SHARE - BASIC AND DILUTED	(0.01)	(0.00)	(0.04)	(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- - BASIC AND DILUTED	40,177,897	10,500,000	32,547,181	10,500,000

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT AND
ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited - Prepared by Management)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2010 $	2009 $	2010 $	2009 $

DEFICIT - BEGINNING OF PERIOD	(921,054)	(74,862)	(115,346)	(62,940)

NET LOSS FOR THE PERIOD	(379,468)	(1,443)	(1,185,176)	(13,365)

DEFICIT - END OF PERIOD	(1,300,522)	(76,305)	(1,300,522)	(76,305)
ACCUMULATED OTHER COMPREHEN- SIVE LOSS - BEGINNING OF PERIOD	-	-	-	-

UNREALIZED LOSS ON AVAILABLE- FOR-SALE INVESTMENTS	(8,335)	-	(8,335)	-

ACCUMULATED OTHER COMPREHEN- SIVE LOSS - END OF PERIOD	(8,355)	-	(8,335)	-

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31
	2010 $	2009 $	2010 $	2009 $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period	(379,468)	(1,443)	(1,185,176)	(13,365)
Adjustment for items not involving cash
Gain on sale of resource interests	(92,016)	-	(92,016)	-
Stock-based compensation	66,750	-	326,750	-
	(404,734)	(1,143)	(950,442)	(13,365)
(Increase) decrease in amount receivable	4,644	(924)	(63,747)	1,835
Increase in prepaids	(37,354)	-	(40,354)	-
Increase (decrease) in accounts payable and accrued liabilities	(52,331)	(2,118)	61,847	(14,238)
	(489,775)	(4,485)	(992,696)	(25,768)
FINANCING ACTIVITIES

Issuance of common shares	3,297,500	-	5,667,500	-
Share issue costs	(142,605)	-	(267,905)	-
Repayment of advances	-	-	(88,000)	-
Cash from amalgamation	-	-	393,802	-
Contributed surplus	-	-	-	9,996
	3,154,895	-	5,705,397	9,996
INVESTING ACTIVITIES

Proceeds from sale of resource interests	28,705	-	28,705	-
Short-term investments	(1,800,000)	-	(1,800,000)	-
Expenditures on resource interests	(1,470)	-	(23,118)	-
Bond deposit	-	(63)	-	406
	(1,772,765)	(63)	(1,794,413)	406
INCREASE (DECREASE) IN CASH DURING THE PERIOD	892,355	(4,548)	2,918,288	(15,366)
CASH - BEGINNING OF PERIOD	2,034,916	11,271	8,983	22,090
CASH - END OF PERIOD	2,927,271	6,724	2,927,271	6,724

SUPPLEMENTAL CASH FLOW INFORMATION (Note 16)

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

1.	NATURE OF OPERATIONS

Tasman Metals Ltd. (ATasman@ or the ACompany@) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 Tasman completed a statutory amalgamation under the laws of the Province of British Columbia and amalgamated with Ausex Capital Corp. (AAusex@) and Lumex Capital Corp. (ALumex@) and the surviving corporation continued under the name of Tasman Metals Ltd. as described in Note 3.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (ACICA@) Handbook.  As at May 31, 2010, the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for the next twelve months.  However, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (ACanadian GAAP@).  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The interim financial statements have, in management=s opinion, been properly prepared using careful judgement with reasonable limits of materiality.  These interim consolidated financial statements should be read in conjunction with the most recent consolidated annual financial statements.  The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition.  The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Under Section 3251, Equity and Section 3855, Financial Instruments - Recognition and Measurement, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities.  All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions.  Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification.  Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise.  Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.  Loans and receivables, held- to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method.  Gains and losses upon inception, derecognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately.  Transaction costs related to financing will be expensed in the period incurred.

The Company has designated its cash and cash equivalents held as held-for-trading, and its investments in common shares as available-for-sale, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and advances are classified as other financial liabilities, which are measured at amortized cost.

Comprehensive Income

Section 1530, Comprehensive Income, provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Adoption of New Accounting Standards

Goodwill and Intangible Assets

The Accounting Standards Board (AAcSB@) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of Section 3064 did not have a material impact on the Company=s financial position and results of operations.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

During 2009 the CICA amended Section 3862, Financial Instruments B Disclosures, to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 -	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 -	inputs that are not based on observable market data.

Effective September 1, 2009, the Company adopted the new recommendations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards

In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada=s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide comparative IFRS information for the previous fiscal year.  While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

3.           RECAPITALIZATION AND AMALGAMATION

On May 15, 2009 Tasman entered into a letter of agreement (the AAgreement@) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the AAmalgamation@). On October 22, 2009 (the AEffective Date@) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSX Venture Exchange (the ATSXV@).  On completion of the Amalgamation the Company become a mining issuer pursuant to the policies of the TSXV under the name Tasman Metals Ltd.

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation was treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman was deemed to be the parent company for accounting purposes. Accordingly, its net assets were included in the interim consolidated balance sheets at their historical book values; and

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction was accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex were recorded at their fair values, as follows:

$
Cash	393,802
Amounts receivable	6,123
Advances from Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

4.	SHORT-TERM INVESTMENTS

At May 31, 2010 the Company held short-term investments consisting of one year guaranteed investment certificates invested at 0.60% per annum maturing in April 2011.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

5.           INVESTMENT

	February 28, 2010
	Number	Cost $	Accumulated Comprehen- sive Gain (Loss) on Available- for-Sale Investment $	Carrying Value $
Available-for-sale investment
Common shares
Scandinavian Resources Limited	588,235	86,116	(8,335)	77,781

During the nine months ended May 31, 2010 the Company received 588,235 common shares of Scandinavian Resources Limited, a public company listed on the Australian Stock Exchange, from the disposition of certain of its unproven resource interests, as described in Note 6(b).  As at May 31, 2010, the quoted market value of the Scandinavian Resources Limited shares was $77,781.

6.	RESOURCE INTERESTS

	Acquisition Costs
	May 31, 2010 $	August 31, 2009 $
Rare Earth Element Properties
Bastnäs	9,466	-
Norra Karr	7,653	1,731
Other	19,690	11,960
	36,809	13,691
Iron Ore Properties
Sautusvaara	-	3,922
Vieto	-	4,927
Harrejaure	-	13,040
Lauukujarvi	-	916
Other	4,197	4,197
	4,197	27,002
	41,006	40,693

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

6.           RESOURCE INTERESTS (continued)

(a)	Rare Earth Element Properties

Bastnäs

On March 23, 2010 the Company entered into an option agreement to acquire a 90% interest in two exploration licenses, totalling approximately 914 hectares, located in the Bergslagen mining district, Sweden.  To earn the 90% interest the Company must make cash payments totalling SEK 975,000 and contract services with the vendor totalling SEK 390,000, as follows:

Date	Cash Payments SEK	Services SEK
On Signing (paid)	65,000	-
First Anniversary	130,000	195,000
Second Anniversary	130,000	195,000
Third Anniversary	325,000	-
Fourth Anniversary	325,000	-
	975,000	390,000

Norra Karr

The Norra Karr consists of one staked exploration covering approximately 550 hectares located in southern Sweden.

Other

As at May 31, 2010 the Company has been granted or made reservations on:

(i)	five exploration claims covering approximately 7,707 hectares in Sweden;
(ii)	35 exploration claims covering approximately 279 hectares in Finland; and
(iii)	seven exploration claims covering approximately194 hectares in Norway.

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Scandinavian Resources Ltd. (AScandinavian@) whereby Scandinavian has agreed to acquire a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the AIron Ore Claims@) covering approximately 7,078 hectares in Sweden under the following terms:

(i)	Scandinavian issued 588,236 shares and paid $28,705 (AUS $33,333) to the Company;
(ii)	upon the renewal of the Sautusvaara claim, Scandinavian will issue AUS $50,000 of shares, pay AUS $16,667 and reimburse the Company for the renewal fees;
(iii)
Scandinavian must spend a minimum of AUS $175,000 within 12 months prior to being entitled to withdraw.  Should Scandinavian withdraw after meeting the minimum expenditure they shall have no further interest in the Iron Ore Claims;

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

6.           RESOURCE INTERESTS (continued)

(iv)	the Company grants Scandinavian the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(v)	Scandinavian may earn a further 24% interest in the Iron Ore Claims by spending a further $500,000 on exploration prior to June 30, 2014; and
(vi)	Scandinavian may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Claim prior to June 30, 2018, including a minimum spend of $100,000 per annum.

The Company also holds three exploration licenses covering approximately 1,203 hectares, in Sweden.  See also Note 17.

7.	MINERAL EXPLORATION COSTS

Mineral exploration costs incurred during the nine months ended May 31, 2010 and 2009 are detailed below:

	2010
	Rare Earth Element Properties		Iron Ore
	Norr Karr $	Other $	Properties $	Total $
Consulting	47,786	398	-	48,184
Database	-	6,979	-	6,979
Drilling	330,731	-	-	330,731
Exploration office	13,898	-	-	13,898
Freight	6,813	-	-	6,813
Fuel	1,740	-	415	2,155
Geochemical	42,149	-	1,615	43,764
Geological	16,365	24,558	9,758	50,681
Maps	-	1,884	-	1,884
Total	459,482	33,819	11,788	505,089

	2009
	Rare Earth Element Properties		Iron Ore
	Norr Karr $	Other $	Properties $	Total $
Geological	-	-	11,246	11,246

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

8.           ADVANCES

	May 31, 2010 $	August 31, 2009 $
Due to directors (a)	-	88,000
Due to Ausex (b)	-	13,000
	-	101,000

(a)	During the nine months ended May 31, 2010 the Company repaid $88,000 which was due to certain directors of the Company.

(b)	The amount due to Ausex was eliminated on completion of the Amalgamation.

9.	SHARE CAPITAL

Authorized - unlimited common shares without par value
	Nine Months Ended May 31, 2010		Year Ended August 31, 2009
Issued	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period	10,500,000	10,500	10,500,000	10,500
Adjustment to reflect the Amalgamation	12,196,397	428,323	-	-
Issued for cash
Private placements	18,000,000	5,350,000	-	-
Exercise of stock options	150,000	37,500
Exercise of warrants	850,000	280,000	-	-
Reallocation from contributed surplus on exercise of stock options	-	50,500	-	-
	31,196,397	6,146,323	-	-
Less share issue costs	-	(632,028)	-	-
	31,196,397	5,514,295	-	-
Balance, end of period	41,696,397	5,524,795	10,500,000	10,500

(a)
On October 22, 2009 the Company completed the Amalgamation with Ausex and Lumex and issued 12,196,397 common shares of its share capital for 100% of the issued and outstanding common shares of Ausex and Lumex.  See also Note 3.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

9.           SHARE CAPITAL (continued)

(b)	During the nine months ended May 31, 2010 the Company completed private placements of:

(i)
6,000,000 common shares at a price of $0.10 per share for gross proceeds of $600,000.  The Company paid a finder=s fee of $27,150 and issued 452,500 warrants at a fair value, estimated using the Black-Scholes option pricing model, of $22,625.   The assumptions used were:  dividend yield - 0%;  expected volatility - 90%;  a risk-free interest rate of 1.36%;  and an expected life of two years.  Each warrant entitles the holder to purchase an additional common share, on or before October 23, 2011, at a price of $0.10 per common share; and

ii)
7,000,000 units at a price of $0.25 per unit for gross proceeds of $1,750,000.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $0.40 per common share on or before October 26, 2010 and at a price of $0.50 per common share on or before October 26, 2011.  The Company paid a finder=s fee of $84,900 cash and granted a compensation option to purchase 566,000 units at $0.25 per unit on or before October 26, 2011.  The fair value of the compensation option, estimated using the Black-Scholes option pricing model, is $175,460.   The assumptions used were:  dividend yield - 0%;  expected volatility - 90%;  a risk-free interest rate of 1.36%;  and an expected life of two years.  Each unit consists of one common share and one non-transferable share purchase warrant having the same terms and conversion provision as the private placement warrants.  As at May 31, 2010 the compensation option remained unexercised.

(iii)
completed a private placement of 5,000,000 units at a price of $0.60 per unit for gross proceeds of $3,000,000.  Each unit comprised one common share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share on or before March 25, 2011 and at a price of $1.00 per share on or before March 25, 2012.

The Company paid the finders cash commissions of $126,105 and issued warrants to purchase 210,175 common shares at a price of $0.80 per share on or before March 25, 2011 and at a price of $1.00 per share on or before March 25, 2012.  The fair value of the warrants, estimated using the Black-Scholes option pricing model, is $166,038.  The assumptions used were: dividend yield - 0%;  expected volatility - 79%;  a risk-free interest rate of 1.73%;  and an expected life of two years.

The Company incurred $29,750 for filing fees associated with these private placements.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

9.           SHARE CAPITAL (continued)

(c)	A summary of the number of common shares reserved pursuant to the Company=s warrants outstanding at May 31, 2010 and 2009 and the changes for the nine months ending on those dates is as follows:

	2010		2009
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	-	-	-	-
Assumed on Amalgamation from Ausex	200,000	0.10	-	-
Issued	10,162,673	0.49	-	-
Exercised	(850,000)	0.33	-	-
Balance, end of period	9,512,673	0.50	-	-

Common shares reserved pursuant to warrants outstanding at May 31, 2010, are as follows:

Number	Exercise Price $	Expiry Date
452,500	0.10	October 23, 2011
6,350,000	0.40 / 0.50	October 26, 2010 / 2011
2,710,173	0.80 / 1.00	March 25, 2011 / 2012
9,512,673

10.	STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a rolling stock option plan (the APlan@), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company=s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

During the nine months ended May 31, 2010 the Company recorded $292,250 compensation expense on 2,125,000 stock options granted to its directors, employees and consultants and $34,500 on previously granted stock options which vested during the period.  The Company did not grant any options during the nine months ended May 31, 2009.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

10.           STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

The fair value of stock options granted and vested during the nine months ended May 31, 2010 is estimated using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	1.45% - 1.93%
Estimated volatility	79% - 104%
Expected life	2.5 years -3 years
Expected dividend yield	0%
Estimated forfeiture rate	0%

The weighted average fair value of all stock options granted during the nine months ended May 31, 2010 to the Company=s directors, employees and consultants was $0.14 per option.

A summary of the Company=s stock options at May 31, 2010 and 2009 and the changes for the nine months ending on those dates is presented below:

	2010		2009
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	-	-	-	-
Assumed on Amalgamation from Lumex	472,222	0.10	-	-
Assumed on Amalgamation from Ausex	690,000	0.10	-	-
Granted	2,000,000	0.27
Exercised	(150,000)	0.25	-	-
Balance, end of period	3,012,222	0.21	-	-

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2010:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
472,222	472,222	0.10	May 31, 2012
690,000	690,000	0.10	January 25, 2013
1,725,000	1,700,000	0.25	October 22, 2012
125,000	125,000	0.60	March 5, 2013
3,012,222	2,987,222

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

11.           CONTRIBUTED SURPLUS
	Nine Months Ended May 31, 2010 $	Year Ended August 31, 2009 $
Balance, beginning of period	18,809	9,669
Paid-in capital	-	9,140
Stock-based compensation on stock options	326,750	-
Stock-based compensation on agent=s warrants	188,663	-
Stock-based compensation on agent=s compensation options	175,460	-
Stock options exercised	(50,500)	-
Balance, end of period	659,182	18,809

12.	RELATED PARTY TRANSACTIONS

During the nine months ended May 31, 2010 the Company:

i)	incurred $70,550 (2009 - $nil) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;

ii)	incurred $68,250 (2009 - $nil) for management fees provided by a private corporation owned by an officer of the Company; and

iii)	incurred $2,900 (2009 - $nil) for shared administration costs with Tumi Resources Limited (ATumi@), a public company with common directors and officer.

As at May 31, 2010, $9,150 (2009 - $nil) was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See also Note 8(a).

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

13.           SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in Scandinavia, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company=s total assets are segmented geographically as follows:

	May 31, 2010
	Canada $	Scandinavia $	Total $
Current assets	4,603,850	230,540	4,834,390
Investment	77,781	-	77,781
Resource interests	-	41,006	41,006
Bond deposit	-	3,292	3,292
	4,681,631	274,838	4,956,469

	August 31, 2009
	Canada $	Scandinavia $	Total $
Current assets	4,280	7,721	12,001
Resource interests	-	40,693	40,693
Bond deposit	-	3,292	3,292
	4,280	51,706	55,986

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The carrying values, fair market values, and fair value hierarchal classification of the Company=s financial instruments as at May 31, 2010 are as follows:

	Level 1 $	Level 2 $	Level 3 $
Cash and cash equivalents	2,927,271	-	-
Short-term investments	1,800,000	-	-
Investments	77,781	-	-

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

14.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company=s risk exposures and the impact on the Company=s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty=s inability to fulfill its payment obligations.  The Company=s credit risk is primarily attributable to amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company=s liabilities are classified as current and are anticipated to mature within the next fiscal period.  The Company intends to settle these with funds from its working capital and equity financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company=s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company=s significant operations are based in Sweden and subject to foreign currency fluctuations.  The Company=s operating expenses are primarily incurred in Canadian Dollars and Swedish Krona and the fluctuation of the Canadian Dollar in relation to the Swedish Krona will have an impact upon the profitability of the Company and may also affect the value of the Company=s assets and the amount of shareholders= equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At May 31, 2010, 1 Canadian Dollar was equal to 7.49 Swedish Krona.

Balances are as follows:
	Swedish Krona	CDN $ Equivalent
Cash	1,344,016	179,441
Amounts receivable	383,014	51,137
Accounts payable and accrued liabilities	(437,786)	(58,449)
	1,289,244	172,129

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2010
(Unaudited - Prepared by Management)

14.         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Based on the net exposures as of May 31, 2010 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company=s net loss to be approximately $15,500 higher (or lower).

15.	CAPITAL MANAGEMENT

The Company=s objective when managing capital is to safeguard its ability to continue as a going concern.  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company=s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash equivalents and short-term investments.  The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company expects its current capital resources will be sufficient to meet all of its future exploration plans, resource interest acquisitions and operating requirements over the next twelve months.  However, levels of exploration expenditures may change with ongoing results and, as a result, the Company may be dependant upon future equity or debt transactions to meet these changes.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

During the nine months ended May 31, 2010 and 2009 non-cash activities were conducted by the Company as follows:

	2010 $	2009 $
Investing activities
Proceeds on sale of resource interests	86,116	-
Investment	(86,116)	-
	-	-

17.	SUBSEQUENT EVENT

On July 5, 2010 the Company entered into a sale agreement with Beowulf Mining plc (ABeowulf@) covering three exploration licences in Sweden.  In consideration for the sale the Company will receive 691,921 common shares in Beowulf.  The Company will also retain a 1.5% NSR on any future production in the three permit areas.  Completion of the sale is conditional on the receipt of approval for the transfer of the permits by the Swedish authorities.